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                                                                      EXHIBIT 16

                           SUMMARY OF PRINCIPAL TERMS
                                       OF
                                 KEY EXECUTIVE
                        EMPLOYMENT PROTECTION AGREEMENTS

TERM OF AGREEMENT:

     On the date on which a Potential Change of Control or Change of Control occurs (the "Effective Date"), the Agreement becomes effective as an employment agreement between the Company and the Executive. In the event that the Agreement becomes effective on a Potential Change of Control, the Agreement will also expire at any time that the Board determines in good faith that a Change of Control is not likely to occur or, at the Executive's election, at any anniversary of the Potential Change of Control. If the Executive ceases to be employed prior to the date a Potential Change of Control or Change of Control occurs, the Agreement will terminate and have no effect.

     If a Potential Change of Control or Change of Control occurs, the Agreement provides for the Executive's continued employment for the period (the "Employment Period") commencing on the Effective Date and ending on the second anniversary of the date on which a Change of Control occurs (the "Change of Control Date"). The Agreement will cease to be effective upon the termination of the Executive's employment for Cause (as defined below), upon the Executive's voluntary resignation without Good Reason on 60 days' advance notice following the Change of Control or upon the Executive's retirement under any of the Company's retirement plans as in effect from time to time.

EFFECT OF AGREEMENT ON EXISTING CONTRACTS:

     Any other employment agreement between the Company and Executive shall be automatically suspended upon the Effective Date, subject to automatic reinstatement if the Agreement ceases to be effective because it is apparent that no Change of Control will occur. To the extent necessary, the Agreement will preserve any rights under such other employment agreement that are more favorable to the Executive than the usual terms of the Agreement.

DEFINITION OF CHANGE OF CONTROL:

     The definition of a "Change of Control" will generally be the same as used in the Long-Term Incentive Plan (except that a liquidation will not be treated as a Change of Control). Thus, a Change of Control shall be deemed to have occurred if:

          (i) any person becomes the beneficial owner of securities of the Company having at least 20% of the voting power of the Company's then outstanding securities (unless the event causing the 20% threshold to be crossed is an acquisition of securities directly from the Company);

          (ii) the shareholders of the Company shall approve any merger or other business combination of the Company, sale of the Company's assets or combination of the foregoing transactions (a "Transaction") other than a Transaction immediately following which the shareholders of the Company immediately prior to the Transaction and any trustee or fiduciary of any Company employee benefit plan own at least 80% of the voting securities of the surviving company (or its parent) immediately following the Transaction;

          (iii) within any 24 month period, the persons who were directors immediately before the beginning of such period (the "Incumbent Directors") shall cease (for any reason other than death) to constitute at least a majority of the Board or the board of directors of a successor to the Company. For this purpose, any director who was not a director at the beginning of such period shall be deemed to be an Incumbent Director if such director was elected to the Board by, or on the recommendation of or with the approval
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     of, at least two-thirds of the directors who then qualified as Incumbent
     Directors (so long as such director was not nominated by a person who has entered into an agreement to effect a Change of Control).

DEFINITION OF POTENTIAL CHANGE OF CONTROL:

     A Potential Change of Control shall be deemed to have occurred if:

          (i) any person commences a tender offer, which if consummated would result in such person being the beneficial owner of at least 20% of the Company's voting securities;

          (ii) the Company enters into an Agreement the consummation of which will constitute a Change of Control;

          (iii) proxies for the election of directors are solicited by anyone other than the Company; or

          (iv) any other event occurs which is deemed to be a Potential Change of Control by the Board.

TITLE AND RESPONSIBILITIES:

     Executive will have at least the same titles and responsibilities as those in effect immediately prior to the Potential Change of Control or the Change of Control.

BASE SALARY:

     Executive will receive an annual base salary which is not less than that in effect immediately prior to the Potential Change of Control or the Change of Control. The Company will commit to review salary annually, with discretion for the appropriate committee of the Board to increase such salary. Once increased, base salary cannot be decreased.

ANNUAL BONUS:

     Executive will have a minimum annual target bonus opportunity (to be stated as a percentage of base salary) equal to the target percentage of base salary that could have been earned by or awarded to Executive in respect of the fiscal year in which such Effective Date occurs.

     However, following a Change of Control, in no event shall the amount actually payable to Executive as an annual bonus during the Employment Period be less than the average of the annual bonuses payable to Executive for the three fiscal years of the Company ending immediately prior to the Effective Date (the "Minimum Bonus Amount").

LONG-TERM INCENTIVE:

     Executive will participate in all long-term incentive compensation programs for key executives at a level that is commensurate with Executive's participation in such plans immediately prior to the Potential Change of Control or the Change of Control or, if more favorable to Executive, at the level made available to other similarly situated executive officers after the Change of Control.

OTHER BENEFITS AND PERQUISITES:

     Executive will be provided pension, welfare and fringe benefits and perquisites at a level that is commensurate with Executive's participation in such plans immediately prior to the Potential Change of Control or the Change of Control or, if more favorable to Executive, at the level made available to other similarly situated executive officers after the Change of Control. Following the Change of Control, Incentive Compensation Retirement Benefits will be based on the average of the percentage of incentive compensation used for benefit accruals in the three fiscal years ended prior to the Effective Date (the "IC Accrual Rate"), or, if more favorable to Executive, based on the percentage used for similarly situated executive officers after the Change of Control.

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PAYMENTS UPON CERTAIN TERMINATIONS:

  (A) Death or Disability:

     Upon termination of an Executive's employment due to death or permanent lay-off due to disability, the Executive will receive immediate payment of

          (i) all accrued salary;

          (ii) a pro-rated annual bonus for the year of termination, which following

             (A) a Potential Change of Control and prior to an actual Change of Control shall be determined in accordance with the Company's otherwise applicable plans and policies; or

             (B) an actual Change of Control shall be determined based on the Minimum Bonus Amount, but if the termination occurs in the same year as the Change of Control, such amount shall be reduced by the amount paid to Executive under the Change of Control provisions of the Incentive Compensation Plan (the "Pro-Rated Bonus"); and

          (iii) a payment in respect of all awards outstanding at the date of termination under any long-term incentive compensation or performance plan of the Company, which following

             (A) a Potential Change of Control and prior to an actual Change of Control shall be determined in accordance with the Company's otherwise applicable plans and policies; or

             (B) an actual Change of Control shall be a pro-rated payment, determined assuming that the Company had met its target performance goals under each such award and the target amount payable under each such award was paid, but reduced by any amounts actually paid under any such plan with respect to such awards (the "Pro-Rated Incentive").

             Executive shall also be entitled to receive the present value of the additional Incentive Compensation Retirement Benefit that would have been earned in respect of the Pro-Rated Bonus and Pro-Rated Incentive, which, following the Change of Control shall be determined based on the IC Accrual Rate.

             Executive also will be entitled to all vested benefits under the Company's otherwise applicable plans and programs, including any compensation previously deferred by the Executive (together with any accrued earnings thereon) and any accrued vacation pay not yet paid by the Company. Such payments and benefits shall be called the Accrued Obligations.

  (B) Termination Without Cause or For Good Reason:

     Upon a termination of Executive's employment (i) by the Company without Cause after the Effective Date or (ii) by Executive for Good Reason after the occurrence of a Change of Control, Executive will receive the Accrued Obligations, a Pro-Rated Bonus, a Pro-Rated Incentive, the additional Incentive Compensation Retirement Benefit that would have been earned in respect of the Pro-Rated Bonus and Pro-Rated Incentive based on the IC Accrual Rate, the lump sum severance payment determined below and the additional benefits described below.

     The severance payment will be a lump sum cash payment equal to three times, in the case of Messrs. Eaton, Lutz, Denomme and Valade, and two times, in all other cases, the sum of (i) Executive's then current annual base salary and (ii) the greater of (x) the Minimum Bonus Amount and (y) the average of the annual bonuses earned by Executive for the last three fiscal years of the Company ended immediately prior to Executive's termination date.

     Executive also will be entitled to receive a cash amount equal to the present value of the incremental retirement benefits (including, without limitation, any pension, retiree life or retiree medical benefits) that would have been payable or available to the Executive under any qualified plan and the Supplemental Executive Retirement Plan, based on the age and service the Executive would have attained or completed had

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the Executive continued in the Company's employ until the expiration of the
Employment Period (determined following the Change of Control based upon the IC Accrual Rate).

     Any stock options exercisable at the date of Executive's termination of employment will remain exercisable for at least one year following such termination of employment. Executive will also be entitled to continue participation (including participation of dependents, where applicable) in all of the Company's employee and executive welfare and fringe benefit plans until the earlier of (i) the third anniversary, in the case of Messrs. Eaton, Lutz, Denomme and Valade, and the second anniversary, in all other cases, of the date Executive's employment terminates and (ii) the date the Executive becomes eligible for comparable benefits under a similar plan, policy or program of a subsequent employer. At the Company's option, it may provide Executive equivalent benefits by alternate means.

  (C) Termination for Cause:

     The Company may terminate an Executive's employment at any time for Cause. Cause shall be defined to mean

          (i) Executive's conviction or plea of nolo contendere to a felony;

          (ii) any act or acts of dishonesty or gross misconduct on the Executive's part which result or are intended to result in material damage to the Company's business or reputation; or

          (iii) repeated material violations by the Executive of his obligations under the Agreement which violations are demonstrably willful and deliberate on the Executive's part and which result in material damage to the Company's business or reputation.

DEFINITION OF GOOD REASON:

     The Executive may terminate his employment for "Good Reason" following (but not before) the occurrence of a Change of Control. Good reason shall mean the occurrence of any of the following, without the express written consent of the Executive, after the occurrence of a Potential Change of Control or Change of Control,

          (i) (A) the assignment to the Executive of any duties inconsistent in any material adverse respect with the Executive's position, authority or responsibilities or (B) any other material adverse change in such position, including titles, authority or responsibilities;

          (ii) any failure by the Company to comply with any of the provisions of the Agreement pertaining to compensation and benefits, other than an insubstantial or inadvertent failure remedied by the Company promptly after receipt of notice thereof given by the Executive;

          (iii) the Company's requiring the Executive to be based at any office or location more than 35 miles from that location at which he performed his services immediately prior to the Change of Control, except for travel reasonably required in the performance of the Executive's responsibilities; or

          (iv) any failure by the Company to obtain a successor's commitment to perform the Company's obligations under the Agreement.

     Without limiting the generality of the foregoing, the mere occurrence of a Change of Control shall not be deemed to constitute Good Reason.

TREATMENT OF EXCISE TAX:

     In the event that the Executive becomes subject to the excise tax on payments made in respect of a Change of Control, the Executive shall receive such additional payments as are necessary to place the Executive in the same net after tax position as the Executive would have been in had no excise tax been payable.

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MISCELLANEOUS:

     An Executive's legal fees incurred to enforce the Agreement will be reimbursed by the Company, provided the Executive prevails as to at least one material issue in any dispute.

     The Company shall pay the Executive's legal fees quarterly, subject to the Executive's obligation to repay such amounts, plus interest, if the Executive is found not to be entitled to receive payment of such fees.

     Disputes under the Agreement will be resolved by arbitration.

     Full indemnification of Executive to the maximum extent permitted under the Company's By-Laws as in effect on the Effective Date.

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